April 18, 2005


Mr. Daniel Gordon
Branch Chief
US Securities and Exchange Commission
450 Fifth Street NW
Washington, DC  20549

           Re: Thackeray Corporation
               Form 10-K for the fiscal year ended December 31, 2004 Filed March 24, 2005
               Form 8-K filed March 28, 2005 File No. 1-08254

Dear Mr. Gordon:

Reference is made to your letter to Thackeray Corporation dated April 11, 2005, and to comment 1 of such letter. Thackeray employed the equity method of reporting its investment in BT Orlando Limited Partnership until 2002 when the cumulative absorption of partnership losses reduced Thackeray's investment in BT Orlando to zero, at which time Thackeray ceased absorbing any Partnership losses.

The above process is in accordance with SOP-78-9 Paragraph 15(a) since neither Thackeray nor any of its subsidiaries had a legal obligation as a guarantor or as a general partner of BT Orlando to provide additional financing to the partnership. Thackeray never indicated in any form or manner a commitment to provide additional financing to support the partnership.

Please be advised that Thackeray acknowledges that:

     o The company is responsible for the adequacy and accuracy of the disclosure in the filings;

     o Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

Mr. Daniel Gordon
US Securities and Exchange Commission
April 18, 2005
Page 2


     o The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.



                                             Sincerely yours,

                                             /s/ Jules Ross

                                             Jules Ross
                                             Vice President, Finance